

August 29, 2011

Via E-mail
Steven N. Bronson
Chief Executive Officer
Ridgefield Acquisition Corp
225 N. E. Mizner Boulevard, Suite 400
Boca Raton, FL 33432

> **Re:** **Ridgefield Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 000-16335**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 2 – Return of Capital Distribution, page 7

1. We note that you paid a return of capital distribution of $0.60 per share to its shareholders, which approximates $756,000. Since you did not earn any income during the interim period ended June 30, 2011 and have an accumulated deficit as of this date, please explain to us your basis for charging the deficit account for this liquidating dividend instead of treating it as a reduction of contributed capital.

<u>Management's Discussion and Analysis of Financial Condition and Results … page 8</u>

<u>Liquidity and Capital Resources, page 10</u>

2. Expand this section to discuss the approximate $800,000 cash distribution in excess of accumulated deficit that was paid during the period. Explain the reason for this transaction and any possible legal consequences arising from it as well.

<u>Controls and Procedures, page 10</u>

<u>Evaluation of Disclosure Controls and Procedures, page 10</u>

3. We note that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please revise to disclose, if true, that you have concluded your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, delete the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, which is available on our website at http://www.sec.gov/rules/final/33-8238.htm.

<u>Exhibits</u>

4. Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven N. Bronson
Ridgefield Acquisition Corp.
August 29, 2011
Page 3

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services